September 16, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Celeste M. Murphy, Legal Branch Chief
Terry French, Accountant Branch Chief Michael Henderson, Staff Accountant Paul Fischer, Attorney-Advisor

Re:	Ubiquiti Networks, Inc. Registration Statement on Form S-1 Amended on August 12, 2011 File No. 333-174974

Ladies and Gentlemen:

We are submitting this letter on behalf of Ubiquiti Networks, Inc. (the “Company”) to update the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-174974) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 3 reflecting all revisions to the Registration Statement filed on August 12, 2011.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page number references herein correspond to the page number in Amendment No. 3.

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

September 16, 2011

General

1. Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company acknowledges the Staff’s position. The Company currently expects to supplementally provide an estimated price range to the Staff during the week of September 19, 2011 and to print the preliminary prospectus during the week of September 26, 2011.

2. Please confirm that the artwork on the inside front and inside back cover pages of the prospectus is all that you will be including in the prospectus. If not, provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

In response to the Staff’s comment, the Company supplementally advises the Staff that it does not intend to include additional artwork in the preliminary prospectus.

3. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

The Company is supplementally providing the Staff with a copy of the “no objections” letter from FINRA.

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

September 16, 2011

Amendment No. 3 is filed herewith primarily to update the Company’s financial information with respect to its fiscal year ended June 30, 2011. The Company confirms that no additional material changes were made in Amendment No. 3 for reasons other than (i) to provide the Company’s financial statements as of and for the fiscal year ended June 30, 2011; (ii) to update management’s discussion and analysis of financial condition and results of operation for fiscal 2011; (iii) to update certain capitalization information; (iv) to describe several recently released products; (v) to describe a loan agreement that the Company recently entered into; and (iv) to update certain compensation information.

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended (the “Act”), on behalf of the Company and the managing underwriters named in the section “Underwriters” of the prospectus included within the Registration Statement, the Company and such managing underwriters inform the Staff that the Company and such managing underwriters may orally request acceleration of the effective date of the Registration Statement and that the Company and such underwriters are aware of their respective obligations under the Act.

The Company and the underwriters currently expect that they will request acceleration of the effectiveness of the Registration Statement the week of October 10, 2011. Appropriate requests for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

September 16, 2011

Please direct your questions or comments to Robert P. Latta (650-320-4646; rlatta@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Julia Reigel

Julia Reigel

Enclosures

cc:	Robert J. Pera, Ubiquiti Networks, Inc.

John Ritchie, Ubiquiti Networks, Inc.

Steven J. Hanley, Esq., Ubiquiti Networks, Inc.

Robert P. Latta, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Joseph K. Wyatt, Esq., Wilmer Cutler Pickering Hale and Dorr LLP